SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 24, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80

MATERIAL FACT

In compliance with CVM Instruction 358, dated January 3, 2002, Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “SABESP”) hereby announces that on November 17, 2008, the Company, the State of São Paulo, through its Finance Secretariat and the Department of Water and Energy, and the Sanitation and Energy Secretariat, as intervening party, executed the Third Amendment (“Third Amendment”) to the Term of Acknowledgment of Obligations, Payment Commitment and Other Covenants (“Gesp Agreement”), aiming at setting out the doubts related to the retirement and pension supplementary benefits referred to by Law of the State of São Paulo 4,819, dated August 26, 1958 (“Benefits”), paid by the Company and not reimbursed by the state government. Main aspects of the Third Amendment are outlined as follows:

a) The state government acknowledges owes to Sabesp the amount of R$915.2 million, monetarily restated until September 2008 by IPCA-IBGE, corresponding to the Benefits Undisputed Amount paid until May 2008;

b) Sabesp accepted on a provisional basis, the Reservoirs of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova as payment of the Undisputed Amount and offered to the state government a provisional settlement, by creating a financial credit of R$696.2 million corresponding to the value of the Reservoirs, and the final settlement only occur with the effective conveyance of ownership at the appropriate real estate registry office;

c) the outstanding balance of R$218.9 million will be initially paid in 114 monthly and consecutive installments, in the amount of R$1.920 million each, the first installment matures on November 25, 2008;

d) the state government will monthly reimburse Sabesp the undisputed installment of monthly flow of Benefits which have been paid since June 2008, and calculated based on identical criteria to those applied when calculating the Undisputed Amount;

e) Benefits Undisputed Amount is the difference between (i) the nominal amount effectively paid by Sabesp and not reimbursed by the state government and (ii) the nominal Undisputed Amount that reached the amount of R$383.4 million, taking into consideration the Benefits paid until May 2008;

f) Sabesp will forward to the State Government Attorney’s Office – PGE a substantiated motion in order to obtain a new examination of discrepancies that gave rise to the Undisputed Amount, and it is worth mentioning that the State Attorney General formally informed the Company about his availability in revaluating such discrepancies.

The full text of the Third Amendment is available on the Sabesp website: www.sabesp.com.br.

São Paulo, November 18, 2008.
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 24, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.